Exhibit 12.1

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,

	2009	2008	2007		2006		2005
Earnings:
Earnings (loss) from continuing operations	$(76,752)	$(498,475)	$4,982		$7,062		$21,217
Provision (benefit) for income taxes	(17,966)	(69,951)	3,634		4,147		12,651
Earnings (loss)	(94,718)	(568,426)	8,616		11,209		33,868

Fixed Charges:
Interest expense including amortization
of debt expense and discount (premium)	135,514	138,015	99,698		76,680		57,657
Interest portion of rental expense	7,830	9,090	7,119		5,190		4,110
Fixed Charges	143,344	147,105	106,817		81,870		61,767

Earnings (loss) available for fixed charges	$48,626	$(421,321)	$115,433		$93,079		$95,635

Ratio of earnings to fixed charges (1)	-	-	1.1	x	1.1	x	1.5	x

(1) For the years ended December 31, 2009 and 2008, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $568.4 million and $94.7 million, respectively, which resulted from the depressed residential U.S. housing market.